EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports related to the financial statements and financial statement schedule of Concur Technologies, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on October 1, 2005) and management’s report on the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006, because of a material weakness) dated December 14, 2006, appearing in the Annual Report on From 10-K of Concur Technologies, Inc. and subsidiaries as of and for the year ended September 30, 2006.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

April 5, 2007